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                                                               DECEMBER 5, 2013

                      METROPOLITAN LIFE INSURANCE COMPANY
                        FORM S-3 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                              FILE NO. 333-191420

          MEMORANDUM RESPONDING TO COMMISSION STAFF WRITTEN COMMENTS
                            DATED NOVEMBER 27, 2013
           PURSUANT TO COMMISSION RELEASE NO. 33-5231, MARCH 2, 1972

                               -----------------

   Set out below are responses to written comments (Nos. 1 and 8) received from Sonny Oh of the Securities and Exchange Commission ("Commission") staff on November 27, 2013 relating to the initial registration statement (the "Registration Statement") under the Securities Act of 1933 (the "1933 Act") on Form S-3 filed with the Commission by Metropolitan Life Insurance Company ("MLIC") on September 27, 2013 for the Registered Fixed Account Option contracts ("RFAO"). MetLife is responding to the remainder of the comments in due course under separate cover.

1. STAFF COMMENT (GENERAL):
   -----------------------

   AS OUTLINED IN GENERAL INSTRUCTION 1 OF FORM S-3, PLEASE EXPLAIN TO THE STAFF IN DETAIL THE BASIS UPON WHICH THE COMPANY IS ELIGIBLE TO FILE ITS REGISTRATION STATEMENT ON FORM S-3.

   RESPONSE: General Instruction I. Eligibility Requirements for Use of
   ---------
   Form S-3 requires that both the registrant and the transaction satisfy certain conditions in order for a registrant to be eligible to use Form S-3 to register securities under the 1933 Act. MLIC believes that interests in RFAO may be registered on Form S-3 because both the registrant and the transaction satisfy the eligibility requirements for the use of the form.

   Pursuant to General Instruction I.C.2., if the registrant is a majority-owned subsidiary, security offerings may be registered on Form S-3 if the parent of the registrant-subsidiary meets the registration requirements set forth in General Instruction I.A. and the conditions of the transaction requirement under General Instruction I.B.2. are met. MLIC, the registrant, is a wholly-owned subsidiary of MetLife, Inc. MLIC's parent, MetLife, Inc., satisfies the registrant requirements set forth in General Instruction I.A. First, the registrant's parent must be organized under the laws of the United States and have its principal business operations in the United States or its territories. MetLife, Inc. is a Delaware corporation incorporated in 1999 and its home office is located at 200 Park Avenue, New York, New York.

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   Second, the registrant's parent must have a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act") or a class of equity securities registered pursuant to
   Section 12(g) of the Exchange Act or be required to file reports pursuant to
   Section 15(d) of the Exchange Act. MetLife, Inc. has a class of equity securities registered pursuant to Section 12(b) of the Exchange Act (SEE SEC. File No. 001-15787).

   Third, the registrant's parent must be subject to the requirements of
   Section 12 or 15(d) of the Exchange Act and have filed all the material required to be filed pursuant to Section 12, 14 or 15(d) for a period of at least twelve calendar months immediately preceding the filing of the Registration Statement. MetLife, Inc. has been the subject to the filing requirements of Section 15(d) of the Exchange Act and has filed all the material and reports required by Section 15(d) in a timely manner for a period of at least twelve calendar months immediately preceding the filing of this registration statement.

   Finally, as per the requirements of Items 5 and 8 of General Instruction I.A. of Form S-3, (i) neither MetLife, Inc. nor any of its consolidated or unconsolidated subsidiaries have failed to pay any dividend on preferred stock or defaulted in a material way on any debt or rental payments since the end of the last fiscal year for which certified financial statements were included in a report filed Section 15(d) of the Exchange Act and
   (ii) during the twelve calendar months preceding the filing of the Registration Statement, MetLife, Inc. complied with Rule 405 of
   Regulation S-T.

   In addition to the foregoing requirements that must be satisfied by the registrant's parent to use Form S-3, the security offering must satisfy General Instruction I.B.2.in order to be Registered on Form S-3. MLIC believes that offering interests in RFAO, an insurance contract with a market value adjustment feature, qualifies as a primary offering of non-convertible securities, other than common equity, offered for cash as described in General Instruction I.B.2. Further, as a wholly-owned subsidiary of a well-known seasoned issuer, MetLife, Inc., MetLife satisfies paragraph (iii) of General Instruction I.B.2. A number of insurance companies, including MLIC's affiliate MetLife Insurance Company of Connecticut, have registered insurance contracts with market value adjustment features, pursuant to General Instruction I.B.2. (SEE SEC File Nos. 333-178889 and 333-178886 for examples).

8. STAFF COMMENT (INFORMATION INCORPORATED BY REFERENCE - PAGE 17):
   ---------------------------------------------------------------

   ITEM 12(A)(1) OF FORM S-3 SPECIFICALLY REQUIRES THAT THE COMPANY'S FORM 10-K BE INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT. PLEASE EXPLAIN THE LEGAL BASIS FOR INCORPORATING BY REFERENCE TO THE COMPANY'S RECENTLY FILED FORM 10 INSTEAD.

   IF LEGALLY PERMISSIBLE, PLEASE IDENTIFY ANY FORM 10-K DISCLOSURE ITEM THAT HAS NO CORRESPONDING FORM 10 DISCLOSURE ITEM AND EXPLAIN HOW THE DISCLOSURE WAS OTHERWISE PROVIDED.

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   RESPONSE: Item 12(a)(1) of Form S-3 requires that the registrant's latest
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   annual report on Form 10-K filed pursuant to Section 13(a) or 15(d) of the
   Exchange Act that contains financial statements for the registrant's latest financial year for which a Form 10-K was required to be filed be specifically incorporated by reference into the prospectus. In accordance with the SEC staff no-action letter issued to Allstate Life Insurance Company ("Allstate") (SEE Allstate Life Insurance Company SEC No-Action Letter, Aug. 23, 2002), MLIC has incorporated by reference its Form 10 registration statement in lieu of Form 10-K because to date, MLIC has not been required to file a Form 10-K. MLIC has registered a class of equity securities on Form 10 pursuant to Section 12(g) of the Exchange Act (SEE SEC File No. 000-55029) and became subject to the filing requirements of
   Section 15(d) of the Exchange Act when the Form 10 went effective on October 27, 2013. MLIC anticipates filing its first Form 10-K by the end of March 2014.

   In the Allstate no-action letter, the SEC staff granted no-action relief permitting Allstate's registration statement on Form 10 under the Exchange Act to be incorporated by reference into a registration statement on Form S-3. Like MLIC, Allstate at the time was a wholly owned subsidiary, had voluntarily filed a Form 10 registration statement to register its common stock under Section 12(g) of the Exchange Act, was registering an insurance contract with a market-adjustment feature on Form S-3 pursuant to General Instruction 1.C. and had not to date been required to file a Form 10-K. The incorporation by reference to Form 10 was an interim measure that was necessary only because Allstate had not been previously subject to the Form 10-K requirement. Allstate began incorporating its Form 10-K once it filed its first Form 10-K. Like Allstate, MLIC will incorporate by reference its Form 10-K instead of Form 10 after MLIC files its first Form 10-K by the end of March 2014. MLIC has updated the language in the prospectus in the Amendment to incorporate the most recently amended Form 10, filed on November 13, 2013 as well as Form 10-Q filed on November 13, 2013.

   As requested by the SEC staff, the following table sets forth any Form 10-K disclosure item that has no corresponding Form 10 disclosure item and addresses why MLIC did not provide the disclosure. It should be noted that the Allstate no-action letter did not mandate as a condition of no-action relief that Allstate provide any disclosures that were required by Form 10-K, an annual report, and not Form 10, an initial registration statement. Furthermore, pursuant to the Division of Corporation Finance Compliance and Disclosure Interpretations, Exchange Act Forms, Question
   103.01 (Jul. 8, 2011), MLIC has omitted certain information from the Form 10 because it is a wholly-owned subsidiary that meets the requirements set forth in Instruction I to Form 10-K. The table below addresses only those items which MLIC would not be permitted to omit from its Form 10-K filing.

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FORM 10-K ITEM WITHOUT A CORRESPONDING
         FORM 10 REQUIREMENT                REASON DISCLOSURE NOT PROVIDED
--------------------------------------  --------------------------------------

Item 1B. Unresolved Staff Comments      There are no unresolved staff comments
                                        regarding MLIC's periodic or current
                                        reports under the Exchange Act to be
                                        disclosed.
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Item 4. Mine Safety Disclosures         This disclosure is not applicable to
                                        MLIC, an insurance company.
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Item 5(c). (repurchase disclosures)     There have been no share repurchases
                                        to date by MLIC.
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Item 9A. Controls and Procedures (Item  The disclosure items required by Item
307 and 308 of Reg. S-K)                307 and 308 of Regulation S-K do not
                                        apply to Form 10 because Form 10 is an
                                        initial registration statement under
                                        the Exchange Act, rather than a
                                        periodic report. MLIC's third quarter
                                        Form 10-Q, filed November 13, 2013,
                                        includes management's evaluation of
                                        disclosure controls and procedures for
                                        the third quarter only, and does not
                                        include an assessment of internal
                                        controls over financial reporting,
                                        which is required only after a
                                        registrant has filed or has been
                                        required to file an annual report for
                                        the prior year. MLIC will include this
                                        assessment in its first Form 10-K to
                                        be filed by the end of March 2014.
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Item 9B. Other Information (requires    MLIC's third quarter 10-Q had the same
disclosure of information required to   requirement for that quarter, but
be disclosed in a Form 8-K during the   there was nothing to disclose, so
fourth quarter of the applicable year,  there is no disclosure gap.
but was not reported.)
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FORM 10-K ITEM WITHOUT A CORRESPONDING
         FORM 10 REQUIREMENT                REASON DISCLOSURE NOT PROVIDED
--------------------------------------  --------------------------------------
Item 14. Principal Accounting Fees and  MLIC did not provide this disclosure
Services (Disclosure of audit and       because (i) MLIC is a wholly owned
tax-related fees and services for the   subsidiary and its auditors are
past 2 years.)                          appointed by the Audit Committee of
                                        the Board of Directors of MetLife,
                                        Inc. RFAO contract holders do not vote
                                        to ratify the appointment of auditors
                                        of MetLife, Inc. or its subsidiaries -
                                        therefore the disclosure would be of
                                        no relevance to purchasers of RFAO;
                                        (ii) the disclosure will be included
                                        in the Form 10-K filed by MLIC by the
                                        end of March 2014; and (iii) MLIC has
                                        not historically maintained
                                        entity-specific data in response to
                                        this item because prior to this year,
                                        MLIC was not an Exchange Act reporting
                                        company.

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